Mail Stop 4561

November 5, 2007

Bahan Sadegh
President and Chief Executive Officer
NETTime Solutions, Inc.
8840 East Chaparral Road, Suite 100
Scottsdale, AZ 85250

> **Re: NETTime Solutions, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on**
> **   Schedule 14C**
> **Filed October 22, 2007**
> **File No. 001-10320**

Dear Mr. Sadegh:

We have reviewed your filing and have the following comments.

General

1. We are not able to concur with your view that the process of obtaining the consents from the respective shareholders did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(1). If you wish to obtain shareholder approval for the subject corporate activity, please comply with Regulation 14A.

2. Refer to your response to comment 3 of our letter dated October 11, 2007. We are not able to concur with your view that you are not required to provide the information set forth in Items 14(b)(8)-(10) and (c)(1) of Schedule 14A in reliance on Instruction 2.b.i. to Item 14. Please provide the previously requested disclosure. For additional guidance, please consult Interp. I.H.6 of the July 2001 Third Supplement to our Manual of Publicly Available Telephone Interpretations available on our website at www.sec.gov.

Fairness Opinion, page 6

3. Your description of the fairness opinion provided by Source Capital should include all of the information required by Item 14(b)(6) of Schedule 14A, which in turn refers to Item 1015(b) of Regulation M-A. In particular, please ensure that your filing includes the following:

- A description of the compensation paid to Source Capital in connection with its provision of the fairness opinion, including the amount of such compensation, and
- A statement of whether the company or its affiliate determined the amount of consideration to be paid for the company's assets, or whether Source Capital recommended the amount of consideration to be paid.

*   *   *   *

Please contact Katherine Wray at (202) 551-3483 or Jay Ingram at (202) 551-3397 with any questions. If you require further assistance you may contact me at (202) 551-3462 for additional assistance. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (480) 606-5528</u>
Greg R. Hall
DLA Piper US LLP
Telephone: (480) 606-5128